UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: December 22, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 22, 2011, entitled “CNOOC Limited Sold Interest in Indonesian ONWJ PSC”.
99.2
Next Day Disclosure Return filed with The Stock Exchange of Hong Kong Limited on December 22, 2011 regarding changes in issued share capital and repurchase of shares on The Stock Exchange of Hong Kong Limited.

Exhibit 99.1

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Limited Sold Interest in Indonesian ONWJ PSC

(Hong Kong, December 22, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) has announced that its subsidiary, CNOOC Southeast Asia Limited, sold CNOOC ONWJ Ltd. to EMP International (BVI) Limited (“EMPI”) for consideration of approximately US$212 million. CNOOC ONWJ Ltd. holds a 36.7205% working interest in Offshore Northwest Java Production Sharing Contract (the “ONWJ PSC”) in Indonesia.

The Operator of the ONWJ PSC is PT Pertamina Hulu Energi ONWJ. As at the end of 2010, the Company’s share of net proved reserves in ONWJ PSC was 22.26 million barrels of oil equivalent (“BOE”), and the daily average production of oil and gas from ONWJ PSC for the first nine months of 2011 was approximately 62,000 BOE while the net entitlement to the Company was approximately 14,000 BOE per day.

Mr. Li Fanrong, Chief Executive Officer of the Company commented, “The sale of CNOOC ONWJ Ltd. is consistent with the Company’s value-driven M&A strategy, which rebalances and optimizes the Company's portfolio from three perspectives: resources, return and risk. ”

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: Angela.hui@knprhk.com

Exhibit 99.2

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer:   CNOOC LIMITED

Stock code: 883	Date submitted: December 22, 2011

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”).

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities:   Ordinary shares of HK$0.02 each

I.
Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing issued share capital before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) December 15, 2011	44,668,080,984
(Note 3)
Share repurchased on December 14, 2011 but not yet cancelled	3,900,000
Share repurchased on December 15, 2011 but not yet cancelled	5,000,000
Share repurchased on December 22, 2011	5,000,000	0.0112%
Closing balance as at (Note 8) December 22, 2011	44,668,080,984

For Main Board listed issuers

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.	Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the listed issuer’s issued share capital is to be calculated by reference to the listed issuer’s total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
▪	“issues of shares” should be construed as “repurchases of shares”; and
▪
“issued shares as a % of existing issued share capital before relevant share issue” should be construed as “repurchased shares as a % of existing issued share capital before relevant share repurchase”.

7.	In the context of a redemption of shares:
▪	“issues of shares” should be construed as “redemptions of shares”;
▪
“issued shares as a % of existing issued share capital before relevant share issue” should be construed as “redeemed shares as a % of existing issued share capital before relevant share redemption”; and

▪	“issue price per share” should be construed as “redemption price per share”.

8.           The closing balance date is the date of the last relevant event being disclosed.

For Main Board listed issuers

II.

A.	Purchase report

Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $	Lowest price paid $	Total paid $

Dec. 22, 2011	5,000,000	On the Exchange	HK$13.32	HK$13.22	HK$66,358,000

Total	5,000,000				HK$66,358,000

B.	Additional information for issuer whose primary listing is on the Exchange

1.	Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)	(a)	15,019,000
2.	% of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 ) issued share capital (44,669,199,984)		0.0336%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated  April 7, 2011 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II:	Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Zhong Hua
(Name)

Title:	Authorised Officer
(Director, Secretary or other duly authorised officer)